For Immediate Release

Nordion Provides Update on MAPLE Arbitration Costs Proceedings

OTTAWA, CANADA – October 22, 2012 – Nordion Inc. (TSX: NDN) (NYSE: NDZ) today provided an update regarding proceedings to determine the potential award of costs from Atomic Energy of Canada Limited (AECL) associated with Nordion’s arbitration with AECL over the cancelled MAPLE project.

On September 10, 2012, Nordion stated that in the arbitration tribunal’s decision, the arbitrators had yet to decide on the issue of arbitration-related costs and requested that Nordion and AECL make submissions within 30 days. Nordion had previously indicated that it may be responsible for a portion of AECL’s costs, which could be material.

Nordion and AECL have agreed upon a schedule with the tribunal to determine the allocation of arbitration-related costs. The parties are expected to make submissions with regard to costs, following which the tribunal is expected to hold proceedings to hear both parties during the Company’s second fiscal quarter of 2013.  Nordion expects to receive a decision thereafter. The Company intends to provide an update on this issue as more information becomes available.

Forward Looking Statements
Certain statements contained in this news release constitute "forward-looking statements". These statements are based on current beliefs and assumptions of management, however are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from the forward-looking statements in this news release. For additional information with respect to certain of these beliefs, assumptions, risks and uncertainties, please refer to Nordion’s Annual Information Form for fiscal 2011 available on SEDAR at www.sedar.com and on EDGAR on www.sec.gov.

About Nordion Inc.
Nordion Inc. (TSX: NDN) (NYSE: NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes, targeted therapies and sterilization technologies that benefit the lives of millions of people in more than 60 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has approximately 500 highly skilled employees in four locations. Find out more at www.nordion.com and follow us at http://twitter.com/NordionInc

CONTACTS:
MEDIA:
Tanya Pobuda
(613) 592-3400 x. 2280
tanya.pobuda@nordion.com

INVESTORS:
Tamra Benjamin
(613) 592-3400 x. 1022
investor.relations@nordion.com

SOURCE: Nordion